Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

May 7, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Seven Seas Cruises S. DE R.L.

Amendment No. 5 to

Registration Statement on Form S-4 (File No. 333-178244)

(the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Seven Seas Cruises S. DE R.L., a Panamanian sociedad de responsabilidad limitada (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 5 to the Registration Statement on Form S-4 (“Amendment No. 5”) of the Company, together with Exhibits, marked to indicate changes from Amendment No. 4 to the Registration Statement originally filed on November 30, 2011, as filed with the Securities and Exchange Commission (the “Commission”) on May 2, 2012.

Amendment No. 5 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Max A. Webb, dated May 4, 2012 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter.

The Company has asked us to convey the following as its response to the Staff:

General

1.	We note your response to our prior comment 1, and we reissue the comment. Please revise your prospectus to provide the following disclosures:

•	Discuss on page 44 that as an Emerging Growth Company you will be exempt from shareholder approval of golden parachute compensation pursuant to Section 14A(b) of the Securities Exchange Act of 1934.

•

We note your statement on page ii that you “may elect to delay adoption of new or revised accounting standards applicable to public companies until such pronouncements are made applicable to private companies” and a similar statement on pages 44 and 59. Section 107(b)(1) of the JOBS Act requires that if you choose to comply with such standards to the same extent as a non-emerging growth company you must make the election at the time you are required to file a registration statement. Please revise to disclose the election you have made:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, please revise on pages ii, 44, and 59 to clearly state the election you have made. Additionally please include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, please revise on pages ii, 44, and 59 to clearly state the election you have made. Please include a statement in your critical accounting policy disclosures in MD&A that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response to Comment 1

The Company has revised the prospectus to address the Staff’s comment. See pages ii, 44 and 59 of the prospectus included in Amendment No. 5.

Signatures, page II-7

2.	Please revise page II-7 to provide the signature of your authorized representative in the United States.

Response to Comment 2

The Company has revised page II-7 in Amendment No. 5 to address the Staff’s comment.

If you have any questions concerning the above response, please do not hesitate to contact either the undersigned at (212) 373-3458 or Akiko Okuma at (212) 373-3643.

Very truly yours,

/s/ Gregory A. Ezring
Gregory A. Ezring

cc:	Jason Montague

Seven Seas Cruises S. DE R.L.

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